Exhibit 1.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

among

FLORIDA CLINICAL LABORATORY, INC.

CRAIG K. DELIGDISH, M.D.

GREGG ANDREW SARGENT

and

BIO-REFERENCE LABORATORIES, INC.

Dated as of December 31, 2012

i

	(aa)	Relationship with Customers, Suppliers, Contractors and Third Party Payors	15
	(bb)	Disclosure	15
	(cc)	Motor Vehicles	15
	(dd)	Medicare, Medicaid and Other Payor Compliance	15
	(ee)	Accounts Payable	15
	(ff)	Blue Shield Provider Agreement	15
	(gg)	Subchapter S Status	15
	(hh)	Cash Expenditures	15
	(ii)	Notice to AHCA	16
	(jj)	Accounts Receivable	16

3.2	No Other Representations and Warranties		16
3.3	Representations and Warranties of Buyer		16
	(a)	Due Organization and Power	16
	(b)	Authorization and Validity of Agreement	16
	(c)	No Governmental Approvals or Notices Required;
		No Conflict with Instruments to which Buyer is a Party	16
	(d)	Brokerage and Similar Fees	17
	(e)	Financial Capacity	17
3.4	Representations and Warranties of Buyer		17
3.5	Expiration of Representations and Warranties		17
3.6	Reliance on Warranties and Representations		17

4.	TRANSACTIONS PRIOR TO CLOSING	INTENTIONALLY OMITTED

5.	CONDITIONS PRECEDENT; DELIVERIES AT CLOSING		18
5.1	Conditions Precedent to Obligations of Seller, Buyer		18
	(a)	No Injunction, etc.	18
	(b)	Material Consents	18
	(c)	AHCA License	18
5.2	Conditions Precedent to Obligations of Buyer		18
	(a)	Accuracy of Representations and Warranties	18
	(b)	Performance of Agreements	18
	(c)	No Material Adverse Change	18
5.3	Conditions Precedent to the Obligations of Seller		18
	(a)	Accuracy of Representations and Warranties	18
	(b)	Performance of Agreements	18
5.4	Seller’s Deliveries		19

6.	EMPLOYEE RELATIONS AND BENEFITS		21
6.1	Employment		21
6.2	Welfare Plans		21
6.3	Vacation		21
6.4	Retirement Plans		21

7.	TERMINATION	22
7.1	General	22
7.2	No Liabilities in Event of Termination	22
7.3	Fees and Expenses	22

8.	TRANSACTIONS SUBSEQUENT TO CLOSING	22
8.1	Post-Closing Access to Information and Assistance	22
8.2	Exchange of Mail and Other Communications	23
8.3	Shareholders Not to Use FCL’s Trademarks or Trade Names	23
8.4	Tax Assistance and Cooperation	23
8.5	Environmental Matters	23
8.6	Deferred Payment by Buyer	23
8.7	Bonus Payment by Buyer	24
8.8	Liquidated Damages as to Blue Shield Provider Agreement	24

9.	RESTRICTIVE COVENANTS	26
9.1	Nondisclosure	26
9.2	Noncompetition	26
9.3	Liability For Legal Expenses	29

10.	MISCELLANEOUS	30
10.1	Public Announcements; Confidentiality	30
10.2	Knowledge	30
10.3	Indemnification	30
10.4	Notices	34
10.5	Electronic and Facsimile Signatures	35
10.6	Entire Agreement	35
10.7	Binding Effect; Benefit	35
10.8	Assignability	35
10.9	Amendment; Waiver	36
10.10	Section Headings; Table of Contents	36
10.11	Severability	36
10.12	Counterparts	36
10.13	Applicable Law; Place of Litigation	36
10.14	Stock Transfer Fees and Taxes	36
10.15	Payment of Obligations of FCL	36
10.16	Further Assurances	36

Signature Page	37
List of Schedules	38
List of Exhibits	39

Schedules

Exhibits
2.1	Reviewed Preliminary Financial Statements
3.1(u)(ii)(A)	Hibiscus Professional Center Lease
3.1(u)(ii)(B)	AMJ, LLC Lease
3.1(u)(ii)(C)	Bayfront Development Company, LLC Lease
3.1(u)(ii)(D)	1320 Associates, LLP Lease Amendment
3.1(u)(ii)(E)	Auld & White Properties, Inc. Lease Amendment
3.1(u)(ii)(F)	Galencare, Inc. Lease Amendment
5.4(a)	Stock Power
5.4(d)	Mutual Release between Shareholders and FCL
5.4(g)	Craig K. Deligdish Consulting Agreement
5.4(i)	Gregg Andrew Sargent Employment Agreement
5.4(j)	Opinion of Seller’s Counsel
5.4(k)	Letter to vendors
5.4(m)	Bill of Sale transferring
Excluded Company Assets to Shareholders
5.4(o)	Compliance Certificate
5.4(p)	Indebtedness to be Paid by Shareholders at the Closing

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of December 31, 2012, by and among Florida Clinical Laboratory, Inc., a Florida corporation having offices at 27 East Hibiscus Boulevard, Melbourne, FL 32901  (“FCL”), Craig K. Deligdish, M.D., residing at 815 Sanderling Drive, Indialantic, FL 32903 (“Deligdish”), and Gregg Andrew Sargent, residing at 1043 Mandarin Drive, NE, Palm Bay, FL 32905 (“Sargent”); FCL, Deligdish and Sargent being jointly hereafter referred to as “Seller”, and Deligdish and Sargent being jointly (jointly and severally where so stated) hereafter referred to as “Shareholders”; and Bio-Reference Laboratories, Inc., a New Jersey corporation having a place of business at 481B Edward H. Ross Drive, Elmwood Park, New Jersey 07407 (“Buyer”).

W I T N E S S E T H :

WHEREAS, FCL operates an independent clinical laboratory business (the “Business”) with a main facility at 27 East Hibiscus Boulevard, Melbourne, FL 32901 and five additional facilities located at (i) 6300 Wickham Rd, Suite 132L, Melbourne, FL 32940; (ii) 1326 Oak St., Melbourne, FL 32901; (iii) 1300 N. Semoran Blvd., Suite 165, Orlando, FL 32807; (iv) 4168 Southpoint Pkwy, Suite 202, Jacksonville, FL 32216; and (v) 238 S. Moon Avenue, Brandon, FL 33511 (collectively the “Facility” or the “Laboratory”); and

WHEREAS, Shareholders are the sole shareholders of FCL, Deligdish is its Medical Director and Sargent is its Laboratory Manager; and

WHEREAS, Shareholders desire to sell, transfer and assign to Buyer, and Buyer desires to purchase from Shareholders, all outstanding shares of FCL, upon and subject to the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the parties hereto, it is hereby agreed as follows:

1.              Purchase and Sale of Stock

1.1                   Transfer of Shares.  Subject to the terms and conditions of this Agreement, at the Closing on the Closing Date (as such terms are defined in Section 2.2), Shareholders shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and accept, all outstanding shares of capital stock in FCL (the “Purchased Stock”).

1.2                   Resignation of Officers and Directors.  At the Closing, FCL shall cause all of its officers and directors to resign from those positions, effective as of the Closing Date and time.

1.3                   Further Assurances.  From time to time after the Closing Date, Shareholders shall execute and deliver, or cause to be executed and delivered, such other instruments of conveyance, assignment, transfer and delivery and shall take such other actions as Buyer may reasonably request in order to more effectively transfer, convey, assign, and deliver to Buyer any of the Purchased Stock, to extinguish any liens or encumbrances thereon, or to enable Buyer to exercise and enjoy all rights and benefits of Shareholders with respect thereto.

1.4                   Professional Liability Insurance.  At the Closing, Shareholders shall cause FCL to purchase, at Shareholders’ expense, a stand-alone professional liability claims-made “tail” insurance policy applicable to claims based on acts or omissions of FCL occurring between July 11, 2009 (i.e., the “retro” date) and the Closing Date, with an extended reporting period ending five years after the Closing Date.  Shareholders and Buyer shall be named as additional insureds and the policy shall insure all prior and current officers, directors, and employees (including part time and temporary employees) of FCL.  The policy limits shall be not less than $1,000,000 per claim and $3,000,000 in the aggregate, with no deductible.  Seller shall deliver to Buyer the invoice for, as well as all available documentation concerning, the policy not less than five business days prior to Closing.  The documented premium cost for the policy shall be funded at the Closing by deducting the premium from the Purchase Price (provided that such amount shall not also be deducted from the Purchase Price as a Closing Deduction), and Buyer simultaneously submitting (on behalf of FCL) that amount via check directly to the subject insurance broker via overnight delivery.  Shareholders or FCL, as applicable, shall promptly deliver to Buyer the binder for the policy, and thereafter the formal policy, upon receipt.

2.              Preliminary Financial Statements; Closing; Payment of Part of Purchase Price at Closing; Closing Adjustment.

2.1                   Preliminary Financial Statements.  Attached as Exhibit 2.1 is a fourteen page document entitled “Florida Clinical Laboratory, Inc., Financial Statements and Supplementary Information, as of and for the seven months ended July 31, 2012, the twelve months ended December 31, 2011, and the seven months ended July 31, 2011, together with the Independent Accountant’s Review Report,” dated September 28, 2012 and prepared by the CPA firm of Davies, Houser & Secrest, CPA, P.A. (the “Preliminary Financial Statements”).

2.2                   Closing Date.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, the closing with respect to the transactions provided for in this Agreement (the “Closing”) shall be deemed to take place in New Jersey at a place designated by Buyer as of the date hereof (for the avoidance of doubt, following the satisfaction or waiver of all of the conditions to the Closing set forth in Section 5), or at such other place as shall be designated by Buyer.  The actual time and date of the Closing are herein called the “Closing Date.”  All acts and transactions occurring under this Agreement at the Closing shall be effective as of 11:59 p.m. on the Closing Date (the “Effective Time”).

2.3                   Purchase Price and Payment.  In consideration for the Purchased Stock, and subject to the terms and conditions of this Agreement, Buyer shall at the Closing transfer to Shareholders, pro rata in accordance with their ownership of the Purchased Stock, the Closing Date Cash Purchase Price (as defined in Section 2.4) by wire transfer of immediately available funds to an account or accounts designated at least two business days prior to the Closing Date in writing by Seller to Buyer, and shall thereafter pay to Shareholders the Hold-Back Amount pursuant to Section 8.6.  The value tendered by Buyer pursuant to this Section 2.3, as adjusted pursuant to the provisions of Section 2.4, plus any payments tendered by Buyer pursuant to Section 8.7, shall be hereafter referred to as the “Purchase Price.”

2.4                   Closing Date Cash Purchase Price.

(a)         Shareholders shall, at their expense, prepare or cause to be prepared, and deliver to Buyer on the day before the Closing, a statement (the “Estimated Closing Statement”) which shall include, as of the Closing date, a good faith estimation of those liabilities and expenses which Shareholders are required to pay at the Closing pursuant to Section 2.4(c) (“Closing Deductions”), including notes thereto specifying the name and the address to which payment is to be sent (with wire transfer instructions if applicable), the corresponding per diem interest rate, and the account name and number.

(b)         The “Closing Date Cash Purchase Price” shall be Seven Million Eight Thousand One Hundred Sixty One Dollars ($7,008,161)  (the “Base Purchase Price”), minus (i) the Closing Deductions and minus (ii) the $1,000,000 Hold-Back Amount provided for in Section 8.6.

(c)          “Closing Deductions” shall be:

(i)             to the extent not already discharged by FCL, the obligations and costs of fully funding or contributing to any FCL benefit plans, including, but not limited to Simple IRA plans, 401(k) plans, health plans, and pension and profit sharing plans, for the benefit of its personnel in accordance with all applicable laws and regulations based upon amounts due or to become due prior to and including the Closing Date.

(ii)          Subject to Section 2.4(d)(i), accrued liabilities relating to FCL’s employees and staff with respect to periods prior to the Closing, including, without limitation, payroll and payroll tax obligations, back salaries, deferred compensation, accrued but unused sick time and vacation time (other than sick time or vacation time used by FCL employees between the date of this agreement and the end of the 2012 calendar year), overtime, and bonuses.

(iii)       Accounts payable accrued more than thirty (30) days prior to the Closing Date.

(iv)      The amount, if any, by which cash and bank deposits of FCL are less than Twenty-Five Thousand Dollars ($25,000) at the time of Closing.

(v)         Expenditures of cash and cash equivalents since October 19, 2012 which were outside the ordinary course of business.

(vi)      Any Shareholder distribution, or similar expenditure, between October 19, 2012 and the Closing Date.

(vii)   The amount required to extinguish all outstanding indebtedness for money borrowed by FCL, including without limitation bank or other lender debt, indebtedness to Shareholders, and all debt which is secured by liens (other than Permitted Encumbrances) on assets of FCL with the exception of (A) accounts payable and payroll obligations as provided in Sections 2.4(c)(ii), 2.4(c)(iii) and 2.4(d); and (B) debt secured by liens on (I) motor vehicles owned by FCL and (II) laboratory diagnostic and/or operating equipment owned or leased by FCL.

(viii)  Any amount paid by FCL since October 19, 2012, for legal, accounting, and investment banking services relating to this Agreement and the transactions provided for herein, as well as any unpaid balances due to such advisors as of the Closing Date (it being the understanding of the parties that any remaining unpaid balances due to such advisors as of the Closing Date will be discharged by BRL in connection with the Closing, out of the proceeds otherwise payable to the Shareholders).

(d)         “Closing Deductions” shall not include (and Shareholders shall have no liability with respect to) the following:

(i)             Payroll obligations (including payroll taxes and similar charges) accrued in the ordinary course of business during the pay period(s) following December 15 (which BRL will cause FCL to discharge following the Closing); and

(ii)          Accounts payable accrued in the ordinary course of business during the thirty (30) day period preceding the Closing Date, which, to the extent previously discharged by FCL, shall be accounted for as a credit to Shareholders on the Closing Statement.

2.5                   Post-Closing Adjustment.

(a)         Within thirty (30) days following the Closing, Shareholders shall, at their expense, prepare, or cause to be prepared, and deliver to Buyer a statement (the “Closing Statement”) which shall set forth, as of the Effective Time, a revision to the Estimated Closing Statement reflecting any amounts by which the Closing Deductions or other items set forth on the Estimated Closing Statement should be adjusted based on the actual amounts of the Closing Deductions or such other items as of the Closing Date (the “Adjustment Values”).  The Closing Statement shall be based only on information relating to the content of the Closing Statement that is known to Buyer or Shareholders on the date Shareholders deliver the Closing Statement to Buyer.

(b)         Buyer shall, within twenty (20) days after the delivery by Shareholders of the Closing Statement, complete its review of the Adjustment Values as derived from the Closing Statement.  In the event Buyer determines that any of the Adjustment Values as derived from the Closing Statement has not been determined in accordance with Section 2.5(a), on or before the last day of such twenty (20) day period, Buyer shall inform Shareholders in writing (“Buyer’s Objection”) setting forth a specific description of the basis of Buyer’s Objection and the adjustments to any of the Adjustment Values that it believes should be made.  Shareholders shall then have ten days to review and respond to Buyer’s Objection.  If Shareholders and Buyer are unable to resolve all of their disagreements with respect to the determination of the foregoing items within ten days following the completion of Shareholders’ review of Buyer’s Objection, then Shareholders and Buyer shall refer their remaining differences to Grant Thornton LLP or another mutually selected independent certified public accountant or accounting firm (the “Accountant”) to determine, on the basis of the standards set forth in Section 2.5(a) and the other applicable portions of this Agreement, and only with respect to the remaining accounting-related differences so submitted, whether and to what extent, if any, any of the Adjustment Values as derived from the Closing Statement require adjustment.  Shareholders and Buyer shall direct the Accountant to use his best efforts to render his determination within 15 days.  The fees and disbursements of the Accountant shall be shared equally by Buyer and Shareholders.  Buyer and Shareholders shall make available to the Accountant all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Preliminary Financial Statements and the Closing Statement, and all other items reasonably requested by the Accountant.  The “Adjusted Closing Statement” shall be (i) the Closing Statement in the event that (A) no Buyer’s Objection is delivered to Shareholders during the ten day period specified above, or (B) Shareholders and Buyer so agree; (ii) the Closing Statement, adjusted in accordance with Buyer’s Objection in the event that Shareholders do not respond to Buyer’s Objection within the ten day period following receipt by Shareholders of Buyer’s Objection; or (iii) the Closing Statement, as adjusted by either (A) the agreement of Shareholders and Buyer or (B) the Accountant.

(c)          Buyer shall provide Shareholders and their accountants full access to the accounting records, any other information, including work papers of their accountants, and to any employees of FCL to the extent reasonably necessary for Seller to prepare the Estimated Closing Statement and the Closing Statement.  Buyer and its accountants shall have full access to all information used by Shareholders in preparing the Estimated closing Statement and the Closing Statement, including the work papers of their accountants and to any employees of FCL to the extent reasonably necessary for Buyer to verify information contained therein.

(d)         The “Final Adjusted Purchase Price” shall be the Closing Date Cash Purchase Price as adjusted according to the Adjusted Closing Statement.  In the event the Final Adjusted Purchase Price results in an increase to the Closing Date Cash Purchase Price, Buyer shall pay to the Shareholders, pro rata in accordance with their ownership of the Purchased Stock, an amount in cash equal to such increase by check or wire transfer of immediately available funds, within five business days after the final determination of the Final Adjusted Purchase Price.  Alternatively, in the event that the Final Adjusted Purchase Price results in a decrease to the Closing Date Cash Purchase Price, the Shareholders shall pay to Buyer, pro rata in accordance with their ownership of the Purchased Stock, an amount in cash equal to such decrease by check or wire transfer of immediately available funds, within five business days after the final determination of the Final Adjusted Purchase Price.

3.              Representations and Warranties

3.1  Representations and Warranties of Shareholders.  Shareholders, jointly and severally, represent and warrant to Buyer as follows:

(a)         Due Organization and Power.  FCL is duly organized, validly existing and in good standing under the laws of the State of Florida and has the requisite power and authority to own, lease and operate its property and to conduct the Business as now conducted by it.  FCL has all requisite corporate power and corporate authority to enter into this Agreement and any other agreement contemplated hereby and to perform its respective obligations hereunder and thereunder.  FCL does not do business and has no assets in any jurisdiction other than the State of Florida.

(b)         Subsidiaries.  FCL does not presently own or control, directly or indirectly,

any interest in any other corporation or other business entity.  FCL is not a participant in any joint venture, partnership, or similar arrangement.

(c)          Capitalization. Immediately prior to the Closing, the capital stock of FCL consists of One Thousand One Hundred Twenty-Five (1,125) shares of common stock, all of which are authorized and outstanding.  All of the outstanding shares of common stock have been duly authorized and fully paid, are nonassessable and free of restrictions on transfer (other than restrictions arising under securities laws); and were issued in compliance with the registration or qualification provisions of the Securities Act of 1933, as amended (the “Securities Act”) and all applicable state securities laws, or pursuant to valid exemptions therefrom.  There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, for the purchase or acquisition from FCL of any of its securities or any other agreements to participate in the profits of FCL.  Neither FCL nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of exemptions set forth above.  Shareholders have not pledged or otherwise encumbered, and will not pledge or otherwise encumber their shares of Purchased Stock.

(d)         Authorization and Validity of Agreement.  The execution, delivery and performance by FCL of this Agreement and any other agreements contemplated hereby and the consummation by FCL of the transactions contemplated hereby and thereby have been duly authorized by the board of directors and shareholders of FCL.  No other corporate act or proceeding on the part of FCL or its shareholders is necessary for the authorization, execution, delivery and performance by FCL of this Agreement and any other agreements contemplated hereby and the consummation by FCL of the transactions contemplated hereby or thereby.  This Agreement and the other agreements contemplated hereby have been, or will be at or prior to Closing, duly executed and delivered by Seller, and each constitute, or will when so executed and delivered, constitute a valid and legally binding obligation of Seller, enforceable against each of them in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

(e)          No Governmental Approvals or Notices Required; No Conflict with Instruments to which Seller is a Party.  Except for change of ownership approval from the Agency for Health Care Administration (“AHCA”) as required by Florida law, and as described in Schedule 3.1(e), to the knowledge of Seller, the execution, delivery and performance of this Agreement and any other agreements contemplated hereby by each of them and the consummation by each of them of the transactions contemplated hereby and thereby (i) will not violate (with or without the giving of notice or the lapse of time or both), or require any authorization, consent, approval, filing or notice under, any provision of any law, rule or regulation, court order, judgment or decree applicable to Seller, except for such violations the occurrence of which, and such consents, approvals, filings or notices the failure of which to obtain or make, would not, individually or in the aggregate, have a material adverse effect on the assets, results of operations, business or financial condition of FCL taken as a whole (a “Material Adverse Effect”) and the failure of which to obtain would not have a Material Adverse Effect on Seller’s ability to perform its obligations hereunder; and except for such consents, approvals, filings or notice requirements which are set forth in Schedule 3.1(e) or become applicable solely as a result of the specific regulatory status of Buyer or any of its affiliates, and (ii) will not conflict with, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of FCL under, or result in the creation of the right to accelerate, terminate, modify or cancel, or result in the creation of a lien, charge or encumbrance upon a portion of the properties, assets or business of FCL pursuant to, or require any notice under, the charter or by-laws of FCL, or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which FCL is a party or by which FCL is bound; except for such conflicts, breaches, terminations, defaults, accelerations or liens which would not, individually or in the aggregate have a Material Adverse Effect and the failure of which to obtain would not have a Material Adverse Effect on Seller’s ability to perform its obligations hereunder.

(f)           Title to Properties and Absence of Liens and Encumbrances.  Except as set forth on Schedule 3.1(f), and except for Excluded Company Assets (as defined in Section 3.1(f)), FCL owns (or will own at the time of Closing) all of its assets (real, personal and mixed, tangible and intangible) free and clear of all claims, liens, security interests, charges, mortgages, pledges, easements, leases, encumbrances, licenses or sublicenses, conditional sales or other title retention agreements or restrictions of any kind and nature (“Encumbrances”) other than Permitted Encumbrances (as defined below).  Upon the delivery and payment for the Purchased Stock as contemplated herein, FCL will own all of the following Company Assets free and clear of all exceptions to title or Encumbrances, except in each case (i) as specifically set forth in Schedule 3.1(f), (ii) liens for current taxes not yet due and payable or being contested in good faith by appropriate proceedings, and (iii) such imperfections or exceptions to title, if any, as do not, and could not reasonably be expected to, individually or in the aggregate, materially diminish the aggregate value of the Company Assets, materially interfere with the alienability, financeability, ownership, use, occupancy or operation of any such property, or materially impair or interfere with the operations of FCL (such exceptions, collectively, being “Permitted Encumbrances”).

Company Assets means all of the assets of FCL other than the Excluded Company Assets and includes, but is not limited to, the following assets of FCL:

(i) All the tangible and intangible assets of FCL, including, without limitation, security deposits, and laboratory testing and operating equipment (Seller represents that such equipment that has a book value in excess of $2,500 is listed in Schedule 3.1(f)(i)), inventory, work-in-house specimens, supplies, furniture and fixtures, leasehold improvements, computer applications, utility and other software and related computer equipment, intellectual property, transferable licenses, contracts, the right to the name “Florida Clinical Laboratory Corporation” and similar variations of that name, trademarks and trade names and registrations thereof, telephone numbers, facsimile numbers, e-mail addresses, websites, client lists, laboratory records, electronic and hard copy financial, patient (to the extent permitted by law) and other records, data and communications, backup media and accounts in the cloud, and associated goodwill owned by FCL and utilized in or appurtenant to the operation of the Laboratory as of the Closing Date.  The Company Assets shall be free and clear of all liens and encumbrances (except the Permitted Encumbrances, other than those set forth in part (iii) of the definition of Permitted Encumbrances).

(ii) All inventories (including all such in transit) of FCL on the Closing Date (collectively, the “Inventory”).

(iii) All capitalized leases.

(iv) All contracts, maintenance and service agreements, purchase commitments for materials and services, advertising and promotional agreements, and other agreements, whether or not entered into in the ordinary course of FCL’s business, including, but not limited to, any agreements with suppliers, sales representatives, distributors, agents, providers, insurers, personal property lessors, personal property lessees, licensors and licensees (“Contracts”), except as set forth in Schedule 3.1(f)(iv).

(v) All licenses, permits or franchises issued by any federal, state or municipal authority or private entity relating primarily to the operation of the Business, to the extent transferable.

(vi) All drawings, specifications, test procedures, analyses, reports and other documents of a technical nature associated with the Business.

(vii) All Accounts Receivable of FCL.

(viii) Except as set forth on Schedule 3.1(f)(viii), all computer source codes, programs and other software used primarily in connection with the Business, including related machine readable code, printed listings of code, documentation and related property and information.

(ix) All sales literature, promotional literature, catalogs and similar materials associated with or used in the Business.

(x) All files, invoices, accounting records, business records, corporate records, other records, personnel files (as to Business Employees as defined in Section 3.1(j)(iii)), operating data, marketing information, customer lists and information and other data relating primarily to the Business, whether in tangible, digital or other intangible form.

(xi) All trade secrets and know-how related to the Business as embodied in the (electronic and other) documents and other tangible or machine readable things included in Company Assets as set forth in subparagraphs (i) through (x) above.

Excluded Company Assets

The following assets (“Excluded Company Assets”) are excluded from the definition of Company Assets and shall (where transferable) be transferred by FCL to Shareholders at the Closing:

(xii) Any assets that are consumed, sold or disposed of in the ordinary course of FCL’s business prior to the Closing Date;

(xiii) Any refunds or credits with respect to any taxes paid or incurred by FCL (plus any related interest received from the relevant taxing authority) and any prepaid taxes of FCL.

(xiv) FCL’s right, title and interest in and to the contracts listed on Schedule 3.1(f)(xiv).

(xv) Any assets identified on Schedule 3.1(f)(xv).

(g)      Legal Proceedings.  Except as described in Schedule 3.1(g), there is no litigation, proceeding, or governmental investigation to which Seller is a party, pending against or initiated by Seller, relating to FCL, the Company Assets or the transactions contemplated by this Agreement, which is reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect or a material financial benefit to FCL.  For the avoidance of doubt, Shareholders agree and acknowledge that FCL, and not the Shareholders, shall have the right to any recovery in the matter of Florida Clinical Laboratories, Inc. v. Computer Services & Support, Inc.

(h)         Brokerage and Similar Fees.  None of Seller or any of the officers, directors or employees of FCL, acting on behalf of FCL, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except for those brokers whose fees will be paid by Seller or discharged as contemplated by Section 2.4(c)(iii).

(i)             Accounts Receivable.  All accounts receivable of FCL reflected on the Preliminary Financial Statements, and incurred in the normal course of business since the date thereof (the “Accounts Receivable”), represent arm’s length sales actually made in the ordinary course of business.  None of such accounts receivable is subject to assignment, claim, lien or security interest of any character (other than Permitted Encumbrances) or, to Seller’s knowledge, claim for credit, setoff, allowance, adjustment or counterclaim by the account debtor, other than those arising in the ordinary course of business (which in the aggregate would not be material to FCL).  Seller has received no written notice of the bankruptcy or insolvency of the debtor of any such account receivable.  None of such accounts receivable is evidenced by a judgment or chattel paper.  The accrual basis financial statements of FCL prepared at the request of Buyer contain an allowance for bad debts which is consistent with the past history of the corresponding accounts and, where applicable, FCL’s collection history respecting similar accounts.

(j)                          Absence of Certain Changes.  Except as and to the extent set forth in Schedule 3.1(j), between July 31, 2012 and the Closing Date there has not been:

(i)                   any Material Adverse Change, that is, a change resulting from a Material Adverse Effect, in the financial condition, assets or liabilities of FCL;

(ii)                any material loss, damage or destruction, whether covered by insurance or not, affecting the business or properties of FCL;

(iii)             any material increase in the compensation, salaries or wages payable or to become payable to any employees or consultants of the Business (“Business Employees”), other than in the ordinary course of business;

(iv)            any transfer or disposition of any of (1) FCL’s laboratory diagnostic and/or operating equipment, and/or (2) motor vehicles, other than in the ordinary course of business;

(v)               any labor dispute or disturbance in respect of any Business Employees or consultants; or

(vi)            any entering into, amendment or termination by Seller of any material contract in connection with or affecting the Business, other than in the ordinary course of business.

(k)         Defects.  Except as set forth on Schedule 3.1(k), to Seller’s knowledge, the Company Assets taken as a whole are in normal operating condition and repair, subject to normal wear and tear.  Except for the representations and warranties contained in this Agreement, Buyer is accepting the Company Assets AS IS, WHERE IS.  SELLER DOES NOT MAKE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE DESIGN, CONDITION, CAPACITY, VALUE, UTILITY, PERFORMANCE OR QUALITY OF THE COMPANY ASSETS (INCLUDING INVENTORY) AND MAKES NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT THERETO.

(l)             Collective Bargaining Agreements.  FCL is not party to any collective bargaining agreements with any unions, guilds, shop committees or other collective bargaining groups covering any Business Employee.

(m) Employment; Compensation.  Schedule 3.1(m) contains a true and correct list of all Business Employees as of the date hereof and all base salary, overtime, bonus, commissions and total compensation (including the respective amounts) paid to such employees in the year ended December 31, 2011 and the period from January 1, 2012 through October 31, 2012.  No employment agreement, oral or written, extends or will extend beyond the Closing Date; except those employment agreements set forth in Schedule 3.1(m)(i), which agreements Buyer agrees may remain in effect.

(n)         Material Contracts.  Schedule 3.1(n) sets forth a list as of the date of this Agreement of each of the following types of written Contracts to which FCL is a party:

(i) each (A) written Employment Contract with a Business Employee and (B) oral Employment Contract with a Business Employee that is not terminable at will;

(ii) each Covenant not to compete or other similar covenant that restricts FCL;

(iii) each Contract to lease real or personal property requiring payments of $10,000 or more per year;

(iv) each Contract under which FCL licenses to or from any third party any Intellectual Property Rights (other than pre-packaged or “off the shelf” software);

(v) each product distribution or sales and/or marketing representative Contract; and

(vi) any other Contract, in each case of a type not described in any of clauses (i) through (v) above, to which FCL is a party or by or to which any of the Company Assets are bound or subject to, which has future liability in excess of $25,000 per annum and is not terminable by FCL by notice of sixty (60) calendar days or less.

Seller has delivered to, or made available for inspection by Buyer a copy of each Contract listed on Schedule 3.1(n) as amended to date.

(o) Employee Benefit Plans

(i) Schedule 3.1(o) sets forth all pension, thrift, savings, profit sharing, retirement, incentive bonus or other bonus, medical, dental, life, accident insurance, benefit, employee welfare, disability, group insurance, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization and other similar fringe or employee benefit plans, programs and arrangements, and any employment or consulting contracts, “golden parachutes,” collective bargaining agreements, severance agreements or plans, vacation and sick leave plans, programs, arrangements and policies, including, without limitation, all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), which are provided to, for the benefit of, or relate to, any Business Employees.  The items described in the foregoing sentence are hereafter sometimes referred to collectively as “Employee Plans/Agreements,” and each individually as an “Employee Plan/Agreement.”  True and correct copies of all the Employee Plans/Agreements, including all amendments thereto, have been provided to Buyer or made available to Buyer upon request.  True and correct copies of all employee manuals, and summaries of all material oral policies (if any) not contained in the employee manual(s), as well as memoranda to employees relating to such policies, have been provided to Buyer.

(ii) Each of the Employee Benefit Plans/Agreements is in compliance with ERISA in all material respects.  The terms of this Agreement will not violate or affect the terms of any Employee Benefit Plans/Arrangements or have a Material Adverse Effect.

(p) Product and Services Liability.  Schedule 3.1(p) sets forth (i) a history of all written claims received by Seller since January 1, 2010, to the effect that any product or accessory sold by the Business, or any service provided by the Business, has been or is unsafe, unsound, improperly or negligently rendered, or has resulted in any loss of life, physical or psychological injury to any person, or damage to any property; and (ii) a summary of all losses, actions, judgments, administrative proceedings or other proceedings made, incurred, entered or instituted after January 1, 2010, based upon any written claim that any product or accessory sold by the Business, or any service provided by the Business, has been or is unsafe, unsound, improperly or negligently rendered, or has resulted in any loss of life, physical or psychological injury to any person, or damage to any property.

(q) Product and Service Claims and Losses.  Except as set forth in Schedule 3.1(q), no written claims have been made and no losses, actions, judgments, administrative proceedings or other proceedings have been incurred, entered or instituted on or after January 1, 2010 (or if instituted prior to such date, which remain in existence on the date hereof) based upon any breach of any express or implied warranty made by the Business with respect to any product or accessory manufactured or sold by the Business, or any service provided by the Business, which claims have resulted or can reasonably be expected to result, in the aggregate, in out-of-pocket costs to the Business in excess of $5,000.

(r) Compliance with Applicable Laws.  The business and operations of FCL are currently conducted and, to the knowledge of Seller, have been conducted in substantial compliance with all material federal, state, and local laws, statutes, rules and regulations applicable to the Business and the operations conducted by the Business, except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate with those associated with other instances of noncompliance subject to this or a similar exception under this Section 3.1(r), would have a Material Adverse Effect.  There has been no written notice of any kind given to Seller, which notice is currently in effect, to the effect that the Business or its operations violate or breach any law, ordinance, order or governmental rule or regulation.  Seller is not subject to any outstanding administrative or court order which relates to the Business asserting any past or present violation of any material law, ordinance, order or governmental rule or regulation.  To Seller’s knowledge, all permits and licenses required by any federal, state, local law, ordinance, order, rule or regulation and necessary for the operation of the Business as currently being conducted have been obtained and are currently in effect, except where the failure to obtain such permits or licenses would not reasonably be expected to result in a Material Adverse Effect.

(s)           Financial Statements.  The Preliminary financial statements (as defined in Section 2.1) which Seller has supplied to Buyer have been prepared in accordance with the books and records of FCL, and present fairly, in all material respects, the assets, liabilities and financial position, the results of operations and cash flows of FCL as of the dates and for the years and periods indicated.  The tax and information returns FCL has filed accurately reflect information in the books and records of FCL in all material respects.

(t)            Intellectual Property; Non-Infringement.  To the knowledge of Seller, the conduct of the Business as now being conducted does not infringe any patents, trademarks, trade names, copyrights or other intellectual property rights of others.

(u)         Facility Leases.

(i) FCL is a tenant of the following premises under leases having the following terms as of the date hereof:

Lease No.	Location	Landlord	Sq. Ft.	Start Date	Expiration Date	Base Rent/Month	Lease Type
1	Melbourne, FL	Hibiscus Prof. Center	5,194	10/1/2002	9/30/2021	$10,072.01	NNN
2	Melbourne, FL	AMJ, LLC	509	8/4/2008	8/31/2013	$940.56	NNN
3	Melbourne, FL	Bayfront Dev. Co., LLC	300	1/1/2012	12/31/2016	$250.00	NNN
4	Orlando, FL	1320 Associates LLP	475	1/1/2011	2/28/2014	$515.78	Base Year
5	Jacksonville, FL	Auld & White Prop., Inc.	1,623	10/1/2010	9/30/2015	$1,352.50	NNN
6	Brandon, FL	Galencare, Inc.	755	6/1/2011	5/31/2013	$1,053.23	Gross

(ii) At the Closing the leases with (A) Hibiscus Professional Center (“Lease No. 1”); and (B) AMJ, LLC (“Lease No. 2”) shall be terminated and new leases for those premises shall be entered into in the form of Exhibits 3.1(u)(ii)(A) and (B), respectively; and the lease with (C) Bayfront Development Company, LLC (“Lease No. 3”) shall be amended by a First Amendment in the form of Exhibit 3.1(u)(ii)(C) .  Also at the Closing, Buyer shall countersign “change in control” waiver amendments previously signed by the respective landlords for (D) 1320 Associates, LLP (“Lease No. 4”); (E)

Auld & Whire Properties, Inc. (“Lease No. 5”); and (F) Galencare, Inc. (“Lease No. 6”), in the form of Exhibit 3.1(u)(ii)(D), (E) and (F), respectively.  Shareholders shall be liable for any expenses incurred or damages suffered by Buyer or FCL as a result of failure to obtain waiver amendments for Lease Nos. 4 and 6.

(iii) FCL is current in its payment of rent and additional rent under each of the aforementioned leases and will be so at the time of Closing.  FCL has not been late in the payment of rent or additional rent under any of the leases since January 1, 2010.  At this time, FCL has no obligation to pay any amount currently outstanding under these leases other than payment of rent and additional rent or similar ordinary course payments contemplated by the leases.  FCL has not received any notice within the last six months from any landlord to the effect that there has been a default, or has been or will be a material adverse change in the rent, additional rent or other obligations of FCL or the rights of FCL under the leases.

(iv)                Except as set forth on Schedule 3.1(u)(iv), to Seller’s knowledge, each of the facilities leased by FCL is in normal operating condition and repair, subject to normal wear and tear, and there is no material damage, other than normal wear and tear, for which FCL will be responsible under the terms of the leases pertaining to such facilities.

(v) Shareholders.  Deligdish and Sargent are the sole shareholders of FCL and shall be such at the time of Closing.  Deligdish owns nine hundred (900) common shares and Sargent owns two hundred twenty-five (225) common shares and their shareholdings will be the same at the time of Closing.  Deligdish and Sargent are the original shareholders of FCL, and are currently the sole legal and beneficial owners of FCL.  Upon consummation of the transactions contemplated by this Agreement, Buyer shall be the sole shareholder of FCL.

(w) Directors.  Deligdish and Sargent are the only directors of FCL and will be such at the time of Closing.

(x) Officers.  The officers of FCL are Deligdish, who is President, and Sargent who is Secretary; and they shall be the sole officers at the time of Closing.

(y) Schedule of Significant Tangible Personal Property.  Attached hereto as Schedule 3.1(y) is a complete list including a description of all Significant Tangible Personal Property (by individual component) comprising Company Assets, including leased property and noting the same accordingly.  Significant Tangible Personal Property means property having a value of $2,500 or more.

(z) Customers.  Attached hereto as Schedule 3.1(z) is a listing by practice or facility name, doctor name (if applicable), street address (not P.O. Box), National Provider Identification (“NPI”) number (without exception), medical license number, and telephone number, in each case to the extent FCL has a record of such information, of each referral source that referred specimens (i.e. excluding walk-in customers) for which FCL performed testing services at any time from January 1, 2011 through October 31, 2012.  Seller shall also provide the Schedule 3.1(z) information in electronic spreadsheet (Excel) form.

(aa) Relationship with Customers, Suppliers, Contractors and Third Party Payors.  Except as identified in Schedule 3.1(aa), no current material customer (that is, a person who or entity which has ordered services within the six month period preceding the date of this Agreement, in a total amount of at least ten percent (10%) of the revenues of FCL during the corresponding period), no supplier, no contractor and no third party payor of FCL has provided written notice to FCL or to any management employee of FCL, or to Shareholders, of its intention to terminate its relationship with FCL, or to substantially reduce the amount of business it does with or provides to FCL.  Seller has neither actual knowledge nor willful ignorance of any plan or intent of any such customer, supplier, contractor or third party payor to do so.

(bb) Disclosure.  The representations of Seller in this Agreement or in any Exhibit or Schedule hereto (taken together) do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements included therein or herein, in the light of the circumstances in which they are made, not misleading.

(cc) Motor Vehicles.  FCL does not own or lease any motor vehicles other than those identified in Schedule 3.1(cc).

(dd) Medicare, Medicaid and Other Payor Compliance.  All Medicare, Medicaid and other payor (such as, but not limited to United Healthcare, Blue Cross and Blue Shield, and Aetna) claims have been submitted in all material respects in accordance with the corresponding agency or other guidelines and only for services actually rendered as described in reimbursement claim documents submitted by Meridian to corresponding governmental and other administrative agencies, insurance carriers, or companies.

(ee) Accounts Payable.  Schedule 3.1(ee) sets forth (1) each of FCL’s creditors as of the Closing Date, as well as (2) FCL’s accounts payable detail, including aging data, as of December       , 2012.  Such listing of accounts payable is true and correct in all material respects.

(ff) Blue Cross and Blue Shield of Florida Provider Agreement.

(i)             FCL is currently a contracted in-network provider for Blue Cross and Blue Shield of Florida’s PPC/PPO product(s) and is not in material breach of its provider agreement.

(ii)          FCL has not received any written notice from Blue Cross and Blue Shield of Florida to the effect that the provider agreement will or may be canceled or modified in a manner that is materially adverse to FCL in the future, and neither Shareholder has willfully ignored any such correspondence or communication from Blue Cross and Blue Shield.

(gg) Subchapter S Status.  FCL is qualified under Subchapter S of Chapter 1 of the Internal Revenue Code and will be so qualified as of immediately prior to the Effective Time.

(hh) Cash Expenditures.  Attached as Schedule 3.1(hh) is a list of all of FCL’s expenditures of cash outside the ordinary course of business since October 19, 2012, and all expenditures for legal, accounting, investment banking and other expenses relating to this Agreement or the transactions provided for hereby.  Since October 19, 2012, there have been no distributions from FCL to the Shareholders in respect of their equity interests.

(ii) Notice to AHCA.  FCL has notified AHCA in writing that a change of ownership is expected to occur wherein Buyer shall acquire ownership of FCL.

(jj) Accounts Receivable.  The amount of collectable (without collection efforts or litigation) cash respecting Accounts Receivable outstanding as of the Closing Date, utilizing commercially reasonable efforts consistent with past practice, after allowances and adjustment for bad debts, is $1,008,161, and all such cash will have been received by FCL within twelve (12) months after the Closing Date.  In the event the amount received by the last day of the twelfth month after the Closing Date is less than $1,008,161, the difference shall be deducted from the Hold-Back Amount.

3.2                   No Other Representations and Warranties.  Except for the representations and warranties contained in this Agreement, Seller does not make any express or implied representation or warranty to Buyer.

3.3                   Representations and Warranties of Buyer.  Buyer represents and warrants to Seller as follows:

(a)         Due Organization and Power.  Buyer is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation.   Buyer has all requisite power and authority to enter into this Agreement and any other agreement contemplated hereby and to perform its respective obligations hereunder and thereunder.  Buyer is duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, in each of the jurisdictions in which its right, title or interest in or to any asset, or the conduct of its business, requires such authorization, qualification or licensing, except where the failure to so qualify or to be in good standing would not have a Material Adverse Effect on the ability of Buyer to perform its obligations hereunder or under any other agreement contemplated hereby.

(b)         Authorization and Validity of Agreement.  The execution, delivery and performance by Buyer of this Agreement and any other agreements contemplated hereby and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action.  This Agreement and the other agreements contemplated hereby have been duly executed and delivered by Buyer and constitute a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

(c)          No Governmental Approvals or Notices Required; No Conflict with Instruments to which Buyer is a Party.  Except as described in Schedule 3.1(e), the execution, delivery and performance of this Agreement and any other agreements contemplated hereby by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby (i) will not violate (with or without the giving of notice or the lapse of time or both), or require any consent, approval, filing or notice under, any provision of any law, rule or regulation, court order, judgment or decree applicable to Buyer, except for such violations the occurrence of which, and such consents, approvals, filings or notices the failure of which to obtain or make, would not have a Material Adverse Effect on Buyer’s ability to perform its obligations hereunder, and (ii) will not conflict with, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of Buyer, under the charter or by-laws of Buyer or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which Buyer is a party or by which Buyer or any of its assets or properties is bound, except for such conflicts, breaches, terminations, defaults, accelerations or liens which would not have a Material Adverse Effect on Buyer’s ability to perform its obligations hereunder.

(d)         Brokerage and Similar Fees.  Neither Buyer nor any of its respective officers, directors or employees, on behalf of Buyer, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby, except for those brokers or finders whose fees will be paid by Buyer.

(e)          Financial Capacity.  Buyer has or will have sufficient funds to enable it to perform its obligations under this Agreement and any other agreements contemplated hereby.

3.4                   Representations and Warranties of Buyer.  Except for the representations and warranties contained in this Agreement, Buyer makes no express or implied representation or warranty to Seller.

3.5                   Expiration of Representations and Warranties.  The respective representations and warranties of Seller and Buyer contained herein or in any certificate or other document delivered prior to or on the Closing Date shall expire and be terminated and extinguished twenty-four (24) months from the Closing Date.  After expiration and termination of the respective representations or warranties, Seller and Buyer shall have no liability whatsoever thereafter with respect to any such representation or warranty, except with respect to (i) claims made by a party in writing prior to the expiration of such period, and (ii) claims based on third party claims made up to twenty-four (24) months subsequent to the Closing Date which are based on conditions existing or events occurring prior to the Closing Date, provided that Buyer provides the Shareholders notice of any third party claim with respect thereto no later than thirty (30) days after the expiration of such period, and of any other claim by the end of such period.

3.6                   Reliance on Representations and Warranties.  The foregoing representations and warranties of Seller and Buyer shall be made at the Closing with the knowledge and expectation that Buyer and Seller respectively will rely thereon.

4.              [Intentionally omitted.]

5.              Conditions Precedent; Deliveries at Closing.

5.1                   Conditions Precedent to Obligations of Seller and Buyer.  The respective obligations of Seller and Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)         No Injunction, etc.  No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or governmental authority, or other legal restraint or prohibition that restrains, enjoins or otherwise prohibits the transactions contemplated hereby shall be in effect.

(b)         Material Consents.  All permits, consents, waivers, clearances, approvals and authorizations of all third parties and governmental bodies set forth on Schedule 5.1(b) shall have been obtained, which consist of all such permits, consents, waivers, clearances, approvals and authorizations for which the failure to obtain, individually or in the aggregate, would have a Material Adverse Effect.

(c)          AHCA License.  Seller and Buyer shall have submitted all documents (other than closing documents) and complied with all requirements (other than submission of closing documents and the expiration of any application and/or advance notice period required by AHCA) for AHCA “change of ownership” license approval following the Closing upon receipt by AHCA of the closing documents, and Buyer shall have entered into a laboratory operation continuance agreement with FCL pursuant to Florida Administrative Code §59A-35.070(5).

5.2  Conditions Precedent to Obligations of Buyer.  The obligations of Buyer under this Agreement are subject to the satisfaction (or waiver) at or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties.  Each of the representations and warranties made by Seller in this Agreement that are qualified as to materiality or a Material Adverse Effect shall be true and correct, and each of the representations and warranties made by Seller in this Agreement, and/or a Schedule or Exhibit to this Agreement, that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date (except to the extent that such representations and warranties speak as of an earlier date) as though such representations and warranties were made or given on and as of the Closing Date, except for any changes permitted by this Agreement or consented to in writing by Buyer.

(b) Performance of Agreements.   Seller shall in all material respects have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by them prior to or at the Closing Date.

(c) No Material Adverse Change.  Since the date of this Agreement, there shall not have occurred any change, occurrence or development that has had, or is reasonably likely to have, a Material Adverse Effect.

(d)                                 Blue Cross and Blue Shield of Florida Provider Agreement.  At the time of

Closing, the Blue Cross and Blue Shield of Florida provider agreement shall be in full force and effect.

5.3                   Conditions Precedent to Obligations of  Seller.  The obligations of  Seller under this Agreement are subject to the satisfaction (or waiver) at or prior to the Closing Date of each of the following conditions:

(a)         Accuracy of Representations and Warranties.  Each of the representations and warranties made by Buyer in this Agreement that are qualified as to materiality or a Material Adverse Effect shall be true and correct, and each of the representations and warranties made by Buyer in this Agreement, and/or a Schedule or Exhibit to this Agreement, that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date (except to the extent that such representations and warranties speak as of an earlier date) as though such representations and warranties were made or given on and as of the Closing Date, except for any changes permitted by this Agreement or consented to in writing by Seller.

(b)         Performance of Agreements.  Buyer shall in all material respects have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it prior to or at the Closing.

5.4                   Seller’s Deliveries.  At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a) Stock Power in the form of Exhibit 5.4(a), dated the Closing Date, executed by Shareholders, with a bank issued Medallion signature guaranty;

(b) Original stock certificates for all outstanding shares of FCL, endorsed by Shareholders to Buyer.

(c) The following lease documents: (1) Hibiscus Professional Center lease in the form of Exhibit 3.1(u)(ii)(A); (2) AMJ, LLC Lease in the form of Exhibit 3.1(u)(ii)(B); (3) Bayfront Development Company, LLC lease with First Amendment in the form of Exhibit 3.1(u)(ii)(C); (4) 1320 Associates, LLP lease with Amendment in the form of Exhibit 3.1(u)(ii)(D); (5) Auld & White Properties, Inc. lease with Amendment in the form of Exhibit 3.1(u)(ii)(E); and (6) Galencare, Inc. lease with Amendment in the form of Exhibit 3.1(u)(ii)(F).

(d) a Release releasing any claims of a Shareholder against FCL or that FCL has against any Shareholder, other than any rights pursuant to this Agreement or any ancillary agreement entered into in connection herewith, in the form of Exhibit 5.4(d).

(e) Intentionally omitted.

(f) Intentionally omitted.

(g) Deligdish Consulting Agreement in the form of Exhibit 5.4(g).

(h) Intentionally omitted.

(i) Sargent Employment Agreement in the form of Exhibit 5.4(i).

(j) Opinion of Seller’s counsel in the form of Exhibit 5.4(j).

(k) Letter to Vendors requiring notice of change of control of FCL (if any), in the form of Exhibit 5.4(k), unless Seller states in writing that no such letter is necessary.

(l) Termination statements or payoff statements for each Uniform Commercial Code lien on any of the Company Assets (except motor vehicles owned or leased by FCL for its own benefit, and laboratory diagnostic and/or operating equipment).  Each payoff statement shall include the per diem interest rate after the payment date set forth in the statement.

(m) Copy of Bill of Sale in the form of Exhibit 5.4(m) transferring Excluded Company Assets to Shareholders to the extent the same are transferable.

(n) Resignations of directors and officers.

(o) Compliance Certificate of the Shareholders in the form of Exhibit 5.4(o), dated the Closing Date, to the effect that, to the knowledge, information and belief of each such Shareholder after reasonable inquiry, the conditions specified in Sections 5.2(a), (b), (c) and (d) have been fulfilled.

(p) List in the form of Schedule 5.4(p) setting forth (i) each Closing Deduction to be paid by Shareholders at the Closing pursuant to Section 2.4(c) and (ii) the premium cost for the tail insurance policy as described in Section 1.4.

(q) All consents of third parties set forth on Schedule 5.1(b) to be delivered by Seller, satisfactory in form and content to Buyer.

(r) The tail insurance policy invoice referred to in Section 1.4.

(s) A Tax Clearance Letter or Certificate of Clearance issued by the Florida Department of Revenue, dated no earlier than 30 days prior to the Closing Date.

(t) Resolution of Board of Directors of FCL authorizing the transaction provided for by this Agreement.

(u) Secretary’s Certificate dated as of the Closing Date, certifying as to the following matters: (a) resolutions adopted by the Board of Directors of FCL approving the execution and delivery of this Agreement and the transactions contemplated hereby; (b) resolutions adopted by written consent of the stockholder(s) of FCL approving the execution and delivery of this Agreement and the transactions contemplated hereby; (c) the names and positions of the officers of FCL and their signatures; and (d) the Bylaws of FCL.

(v) FCL Corporate Book.

6.              Employee Relations and Benefits.

6.1                   Employment.

(a)         The parties hereto intend that there shall be continuity of employment with respect to those of the Business Employees who are listed on Schedule 6.1(a).  Buyer intends to continue employment by FCL, subject to passage of a drug test after the Closing Date, of all Business Employees listed on Schedule 6.1(a), on terms (including but not limited to salary, bonus and vacation, retirement, health and life insurance benefits) which may be modified to be comparable to those for similarly situated current employees of Buyer or an affiliate which reflect the geographic area in which the Business is located.  Those persons who are permitted to continue working for FCL on and after the Closing Date are referred to herein as “Transitioned Employees.”

(b) With the exception of Sellers’ written contractual obligations to Jason Kendall, Michael Thompson, Merita Dibra, and William Orosz, Buyer shall have no obligation to continue any employment agreements or commitments of Seller to any Transitioned Employee on any particular terms.  With the exception of the four individuals set forth in the preceding sentence, any pre-Close commitment or obligation of FCL to a Transitioned Employee shall be borne by Shareholders pursuant to Section 10.3(a)(x).

(c) At the Closing Deligdish shall enter into a consulting agreement with FCL in the form of Exhibit 5.4(g), and Sargent shall enter into an employment agreement with FCL in the form of Exhibit 5.4(i).

6.2                   Welfare Plans.

(a)         Shareholders shall be solely responsible for all unfunded employee benefits required to be provided to Business Employees under the terms of the Employee Plans/Arrangements with respect to periods prior to the Closing, including without limitation COBRA benefits and other employee benefits and rights mandated by law for all employees of FCL terminated prior to the Closing.

(b)         With respect to any welfare benefit plans (as defined in Section 3(1) of ERISA) for the benefit of Transitioned Employees which are modified or replaced after the Closing Date, FCL and Buyer shall (i) cause to be waived any pre-existing condition limitations; (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees with respect to similar plans maintained by FCL for their benefit immediately prior to the Closing Date; and (iii) give service credit for time served with FCL for the purposes of determining eligibility, waiting periods, seniority and level of benefits.

6.3                   Vacation.  FCL shall give service credit for time served with it for the purposes of computing vacation time to which Transitioned Employees are entitled pursuant to vacation policies which are modified or replaced after the Closing Date.  Shareholders shall be responsible for any payment to which a Transitioned Employee may be entitled for unused vacation time or sick time accruing before the Closing Date, it being the policy of Buyer not to allow such unused time to be carried forward into a subsequent year.

6.4                   Retirement Plans.  FCL shall give service credit for time served with it for the purposes of computing eligibility and vesting service under any retirement plan or program under which Transitioned Employees will be eligible, or will become eligible under any existing retirement plan which is modified or replaced after the Closing Date.

7. Termination.

7.1                   General.  This Agreement may be terminated and the transactions contemplated herein may be abandoned, (a) by mutual consent of Buyer and Seller, (b) by either Buyer or Seller, if any permanent injunction or action by any governmental authority preventing the consummation of the Closing shall have become final and nonappealable, or (c) by notice given by Buyer to Seller, or by Seller to Buyer, in the event the Closing Date shall not have occurred on or before the date 60 days after the date of execution of this Agreement (provided that such date may be extended by either party up to 30 additional days if necessary to obtain AHCA approval); provided, that if the Closing Date shall not have occurred on or before such date due to the act or omission of one of the parties in violation of any provision of this Agreement, then that party may not terminate the Agreement pursuant to clause (c) of this Section 7.1.

7.2                   No Liabilities in Event of Termination.  In the event of any termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of Buyer or Seller, except that the obligations of Buyer and Seller under Section 7.3 shall remain in full force and effect, and that termination shall not preclude any party from suing any other party for breach of this Agreement.

7.3                   Fees and Expenses.  Except as otherwise stated in this Agreement, all expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such expenses.

8.              Transactions Subsequent to Closing.

8.1                   Post-Closing Access to Information and Assistance.  For a period of seven years after the Closing Date, Shareholders and/or Buyer, to the extent either has access, possession, or control, shall provide, and shall cause their appropriate personnel to provide, when reasonably requested to do so by the other party, access to the tax, financial and accounting records transferred to Buyer or retained by Seller, as applicable, in accordance with this Agreement.  Neither Shareholders nor Buyer shall dispose of, alter or destroy any such books, records and other data as to which they have access, possession or control, without giving 30 days’ prior written notice to the other party and permitting the other party, at its expense, to examine, duplicate or repossess such records, files, documents and correspondence.  So long as they are employed or retained by FCL pursuant to the employment or consulting agreements annexed hereto or any employment or consulting agreements that may be substituted for the same, and for a period of one year thereafter if a Shareholder’s employment or consulting agreement terminates within twelve (12) months of the Closing Date, Shareholders agree to refer all inquiries they receive relating to the operation of the Business, to the phone number and/or address of the Business or any changed phone number or address as to which FCL or Buyer shall notify them.

8.2                   Exchange of Mail and Other Communications.   Shareholders authorize and empower FCL or Buyer on and after the Closing Date to receive and open all mail received by FCL addressed to Shareholders and relating to the Business and to deal with the contents of such communications in any proper manner.   Shareholders shall promptly deliver to FCL any mail or other communication received by them after the Closing Date pertaining to the Business and any cash, checks or other instruments of payment to which FCL is entitled.  FCL shall promptly deliver to Shareholders any mail or other communication received by it after the Closing Date pertaining to assets (including cash, checks or other instruments of payment) to which Shareholders are entitled as provided in this Agreement.  FCL shall have the right to endorse the name of Shareholders as to any payments to which FCL is entitled, and Shareholders hereby grant FCL an irrevocable power of attorney for that purpose, which power shall be deemed to be coupled with an interest.

8.3                   Shareholders Not to Use FCL’s Trademarks or Trade Names.  Shareholders shall not use the name “Florida Clinical Laboratory” or any derivative thereof, or any other trademarks or trade names of FCL, or any trademarks or trade names so similar as to be likely to cause confusion as to source, in any manner, including in any communications, advertising or promotional materials, after the Closing Date.

8.4                   Tax Assistance and Cooperation.  After the Closing Date, the parties shall cooperate and shall cause their respective appropriate personnel to provide each other with reasonable assistance with financial and tax matters relating to preparation of tax returns associated with the Business and the payment of taxes associated with the Business, including assistance in the payment of all sales and use taxes, income taxes, franchise taxes and any other taxes related to the Business.  Each party receiving such cooperation shall reimburse the party supplying such cooperation for its actual out-of-pocket costs relating to such cooperation and assistance under this Section 8.4.

8.5       Environmental Matters.  Shareholders shall bear all costs and expenses incurred by FCL or Buyer as a result of any failure of FCL to operate its business or use the leased premises prior to the Closing in compliance with applicable environmental laws, including but not limited to agency fees, engineering fees, site assessment, site investigation and remedial investigation fees, report preparation fees, clean-up costs, filing fees and suretyship expenses.  The foregoing undertaking shall survive the Closing.

8.6                   Deferred Payment by Buyer.

(a) At the Closing Buyer will hold back One Million Dollars ($1,000,000) of the Base Purchase Price (the “Hold-Back Amount”).

(b) If within nine (9) months after the Closing Date:

(i) no reasonable and justifiable claims are asserted by Buyer for breaches by Shareholders of either (i) their representations and warranties under this Agreement (as set forth in Section 3.1), (ii) indemnity obligations (as set forth in Section 10.3), or environmental obligations (as set forth in Section 8.5);

(ii) no complaints, notices or subpoenas are issued by any governmental authorities, alleging violations or making inquiries unresolved by Seller concerning environmental issues, Medicare and/or Medicaid billing issues, or tax or other issues as to which liability is asserted against FCL or Buyer with respect to the operation of FCL during periods prior to the Closing Date; and

(iii) no claim for breach of contract, breach of representation or warranty, ordinary negligence, professional negligence, product liability, or for any other alleged wrongful conduct by Seller is asserted by a third party against FCL or Buyer with respect to actions or omissions of FCL or its employees, contractors or agents prior to the Closing Date;

then Five Hundred Thousand Dollars ($500,000) of the Hold-Back Amount shall be promptly paid without interest by Buyer to Shareholders, pro rata in accordance with their ownership of the Purchased Stock.

(c) In the event that within said nine (9) month period any of the conditions in Section 8.6(b) are not satisfied, then an amount reflecting an adequate reserve for dealing with and/or defending the same, including anticipated legal expenses, will be withheld from the Hold-Back Amount and the remaining balance, if any, of said $500,000 portion of the Hold-Back Amount will be paid to Shareholders, pro rata in accordance with their ownership of the Purchased Stock, nine (9) months after the Closing Date.

(d) In the event that within eighteen (18) months after the Closing Date any of the conditions in Section 8.6(b) are not satisfied, then an amount reflecting an adequate reserve for dealing with and/or defending the same, including anticipated legal expenses, will be withheld from the remainder of the One Million Dollar ($1,000,000) Hold-Back Amount.

(e) The remaining balance, if any, of the Hold-Back Amount will be paid to Shareholders eighteen (18) months after the Closing Date, pro rata in accordance with their ownership of the Purchased Stock.

(f)  In the event that any or all of the Hold-Back Amount is withheld in accordance with this Section 8.6 and/or Section 10.3, then upon resolution of the related claim, Buyer shall pay to Shareholders an amount equal to the withheld amount less the amounts to which Buyer is entitled pursuant to Section 8.6 and/or Section 10.3, pro rata in accordance with their ownership of the Purchased Stock.

8.7                   Bonus Payment by Buyer.  If FCL remains a contracted in-network provider with Blue Cross and Blue Shield of Florida’s PPC/PPO product(s) on the eighteen (18) month anniversary of the Closing Date, then Buyer shall promptly pay Shareholders, pro rata in accordance with their ownership of the Purchased Stock, a One Hundred Fifty Thousand Dollar ($150,000) bonus, in addition to the Purchase Price.  Buyer agrees to use commercially reasonable efforts to cause FCL to remain a contracted in-network provider with Blue Cross and Blue Shield of Florida’s PPC/PPO product(s) and comply with the terms of the related provider agreement(s) through the eighteen (18) month anniversary of the Closing Date.

8.8                   Liquidated Damages as to Blue Shield Provider Agreement

(a) In the event the representation and warranty set forth in clause (ii) of Section

3.1(ff) is not true and correct as of the Closing, Shareholders shall be liable to Buyer for liquidated damages in the amount of Five Hundred Thousand Dollars ($500,000) which may at Buyer’s option be set off against the Hold-Back Amount.

(b) Shareholders acknowledge that the Blue Shield Provider Agreement with FCL is a substantial factor in inducing Buyer to enter into this Agreement and that any loss, impairment or adverse modification thereof will cause Buyer to incur substantial economic damages and losses of types and in amounts which are impossible to compute and ascertain with certainty as a basis for recovery by Buyer of actual damages; and that liquidated damages represent a fair, reasonable and appropriate estimate thereof.  Accordingly, in lieu of actual damages for such misrepresentation or breach of warranty, Shareholders agree that liquidated damages may be assessed and recovered by Buyer without Buyer being required to present any evidence of the amount or character of actual damages sustained by reason thereof; and Shareholders further agree that the amount of liquidated damages set forth above is reasonable.  Shareholders further agree that such liquidated damages are intended to represent estimated actual damages and are not intended as a penalty.

(c) Nothing contained in this Section 8.9 shall preclude Buyer from seeking and recovering actual damages with respect to, or otherwise enforcing any other part of, this Agreement, other than with respect to the Blue Cross and Blue Shield provider agreement.

8.9                               Economic Development Incentives, Ad Valorem Tax Exemption and Abatement Program.

(a)                                 Not later than five (5) business days from closing, Buyer and FCL, in consultation with and with the cooperation of the Shareholders, shall prepare and file, or cause to be prepared and filed, all necessary and appropriate applications for the purpose of obtaining economic development incentives (the “Incentives”) pursuant to the Brevard County Economic Development Ad Valorem Tax Exemption Program, the qualified Target Industry Tax Refund Program and the City of Melbourne Ad Valorem Tax Exemption Program.  Thereafter, BRL and FCL shall diligently pursue the consideration and approval of those applications by such governmental authorities, supply all information requested by such governmental authorities in connection with the applications, and, upon any approval or grant of the Incentives, use commercially reasonable efforts to fulfill all obligations under such programs that are necessary or advisable to maintain the Incentives, including but not limited to filing any annual reports required by governmental authorities in connection with such programs.  Both during the application process and following the approval or grant, if any, of the Incentives, Buyer and FCL shall keep the Shareholders informed in all material respects as to the status of the applications, Buyer and FCL’s compliance with the requirements of the programs, and any developments that are likely to change in any material respects the type or amount of the Incentives to be obtained by Buyer or FCL.

(b)                                 The Shareholders shall cooperate in good faith with Buyer and FCL in connection with the applications for the Incentives and shall provide all assistance that Buyer reasonably requests to secure or maintain such Incentives for Buyer and FCL.  Where appropriate and subject to BRL’s reasonable direction, BRL shall authorize

Shareholders to represent BRL as its agents in discussions with governmental authorities to assist in securing the Incentives.

(c)                                  With respect to any Incentives that are granted to Buyer or FCL as contemplated by this Section 8.9, Buyer and FCL shall remit to Shareholders, pro-rata in accordance with their ownership of the Purchased Stock, seventy-five percent (75%) of the value of any Incentives relating to the period beginning on the Closing Date and ending December 31, 2022.  Buyer and FCL shall make payments of such amounts to the Shareholders not less than annually (not later than sixty (60) days following the conclusion of each calendar year) and shall provide the Shareholders such information as they shall reasonably request to support the calculation of the value of the Incentives.  To the extent that there is any dispute between the Shareholders, on the one hand, and Buyer and FCL, on the other hand, with respect to the value of the Incentives and the amount to be paid to the Shareholders, such dispute shall be resolved in accordance with the procedures set forth in Section 2.5(b) and (c).

9. Restrictive Covenants.

9.1                   Nondisclosure

(a) Definition and Ownership of Confidential Information - The term “Confidential Information” means non-public information regarding the business of FCL, including but not limited to the following: present, pending and contemplated business plans and activities; the names, addresses, telephone numbers, facsimile numbers, e-mail addresses, NPI numbers, medical license numbers, and contract history of past, present and prospective customers; the name and other pertinent data concerning the persons responsible for representing such customers; the particular needs of such customers for FCL’s products or services; information relating to FCL’s products or services, whether presently offered or in the process of acquisition or development; proprietary customer data and information; and patient data and information.  Notwithstanding the foregoing, the term “Confidential Information” shall not include any information that is or becomes generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of FCL or Buyer.  All Confidential Information shall be and remain the exclusive property of FCL except as may be otherwise provided by law.

(b) Nondisclosure of Confidential Information - For a period of five (5) years after the Closing Date, Shareholders shall not at any time, except as required by law, (i) disclose any Confidential Information to any person without prior written authorization of Buyer, signed by an officer of Buyer or (ii) use Confidential Information for their own purpose or for the benefit of anyone other than FCL, or make any use of Confidential Information in a manner detrimental to FCL, including but not limited to the use of Confidential Information in connection with any business activities in competition with the Business of FCL.

9.2                   Noncompetition

(a) Shareholders represent, warrant, acknowledge, and agree as follows: (i) Shareholders (individually and through FCL) are engaged in the operation of the

Business at various locations in Florida; (ii) Buyer is purchasing from Shareholders the stock of FCL, together with its goodwill, and will continue and expand the Business that previously has been conducted by FCL; (iii) the restrictive covenants contained in this Section 9.2 (collectively “Restrictive Covenants”) are an essential part of this Agreement in order to protect Buyer’s legitimate interests, including Buyer’s interest in the stock and goodwill Buyer is acquiring; (iv) the Restrictive Covenants are reasonable, valid, and enforceable in geographic, temporal, and subject matter scope and in all other respects; (v) Buyer is proceeding with the acquisition in reliance upon Shareholders’ commitment to abide by the Restrictive Covenants; and (vi) compliance with the Restrictive Covenants will not give rise to any hardship for Shareholders as they have independent means and sufficient income to be fully self-supporting without competing with Buyer in the Business or otherwise violating the Restrictive Covenants.

(b) Accordingly, Shareholders agree to be bound by the Restrictive Covenants, it being the intent and spirit of the parties that the noncompetition agreement and other limitations in the Restrictive Covenants shall be valid and enforceable in all respects.  Compliance by Shareholders with the non-competition provisions of this Agreement and the other limitations in the Restrictive Covenants is independent of the obligation of Buyer to pay the amounts set forth herein or in any ancillary employment or consulting agreement or other document referenced or exhibited herein.

(c) For five (5) years following the Closing (the “Stock Sale Restricted Period”), regardless of whether Deligdish remains engaged, retained or employed with FCL or Buyer, Deligdish shall not in any city, town, county, or other municipality in the State of Florida (the “Restricted Territory”), directly or indirectly, (1) engage in the Business; (2) enter the employ of, or render any services to or for, any person or entity that engages in the Business; or (3) maintain or acquire an interest in any entity that engages in the Business in any capacity, including as an individual, partner, shareholder, officer, director, principal, agent, trustee, employee or consultant; provided, however, Shareholders may own, directly or indirectly, solely as a passive investment, securities of any entity traded on any national securities exchange or automated quotation system of which Shareholders, individually or in the aggregate, are not a controlling Person of, or a member of a group which controls, such entity and do not, directly or indirectly, “beneficially own” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, without regard to the 60 day period referred to in Rule 13d-3(d)(1)(i)) five percent (5%) or more of any class of securities of such entity.

(d) During the Stock Sale Restricted Period, regardless of whether Sargent remains engaged, retained or employed with FCL or Buyer, Sargent shall not in any city, town, county, or other municipality in the Restricted Territory, directly or indirectly, (1) engage in the Business; (2) enter the employ of, or render any services to or for, any person or entity that engages in the Business; or (3) maintain or acquire an interest in any entity that engages in the Business in any capacity, including as an individual, partner, shareholder, officer, director, principal, agent, trustee, employee or consultant; provided, however, Shareholders may own, directly or indirectly, solely as a passive investment, securities of any entity traded on any national securities exchange or automated quotation system of which Shareholders, individually or in the aggregate, are not a controlling Person of, or a member of a group which controls, such entity and do not, directly or indirectly, “beneficially own” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, without regard to the 60 day period referred to in Rule 13d-3(d)(1)(i)) five percent (5%) or more of any class of securities of such entity.

(e) During the Stock Sale Restricted Period, Shareholders shall not, (i) solicit, induce, approach, or attempt to solicit, induce, or approach any person known to be an employee or contractor of FCL, as of or prior to the Closing (a “Pre-Closing FCL Person”) to terminate his, her, or its employment or other relationship with FCL, Buyer or any affiliate, or any of their successors or assigns for the purpose of becoming professionally affiliated or to work with any Shareholder, or any entity of which any Shareholder is or becomes a partner, shareholder, principal, member, officer, director, agent, trustee, employee, or consultant, or (ii) otherwise encourage any Pre-Closing FCL Person to terminate his, her, or its employment or other relationship with FCL, Buyer or any affiliate, or any of their successors or assigns for any purpose or no purpose; provided, however, that Shareholders may engage in general solicitations of employment including by means of general advertising and search firm activity not targeted at Pre-Closing FCL Persons or hire any Pre-Closing FCL Person who is terminated, post-Closing, by FCL, Buyer or any affiliate without cause (provided for the avoidance of doubt that Shareholders may not hire any other Pre-Closing FCL Person).

(f) During the Stock Sale Restricted Period, Shareholders shall not, directly or indirectly, (i) solicit, induce, or approach or attempt to solicit, induce, or approach any customer, client, vendor, supplier or consultant of FCL, as of or prior to the Closing (a “Pre-Closing Customer”) to terminate his, her, or its relationship with FCL or Buyer, or any of its successors or assigns related to the Business, for any purpose, including without limitation the purpose of becoming a customer, client, vendor, supplier or consultant, whether or not exclusive, of any Shareholder, or any entity of which any Shareholder is or becomes a partner, shareholder, principal, member, officer, director, agent, trustee, employee, trustee or consultant, or (ii) otherwise solicit, induce, approach or attempt to solicit, induce, or approach any Pre-Closing Customer to terminate his, her, or its relationship with FCL, Buyer or any affiliate, or any of its successors or assigns for any other purpose or no purpose.

(g) If any Shareholder breaches, or threatens to commit a breach of, any of the provisions of this Agreement, FCL, Buyer and their successors or assigns shall have the following rights and remedies (in addition to, and not in lieu of, any other rights or remedies set forth in this Agreement or in any ancillary Agreement including, without limitation, Shareholders’ employment and consulting agreements, each of which shall be independent of the others and severally enforceable, and the rights and remedies available to FCL or Buyer in each of which shall be in addition to, and not in lieu of, any other rights or remedies available to FCL, Buyer or their successors or assigns at law or in equity under the Agreement or otherwise):

(i) The right and remedy to have each and every one of the Restrictive Covenants specifically enforced and the right and remedy to obtain injunctive relief, it being agreed that any breach or threatened breach of any of the Restrictive Covenants would cause irreparable injury to Buyer and its successors or assigns and that money damages would not provide an adequate remedy to Buyer and its subsidiaries, affiliates, successors or assigns.

(ii) In view of Shareholders’ acknowledgement that the Restrictive Covenants, including without limitation the provisions of this Section 9.2 and other agreements, are reasonable and valid in geographic, temporal and subject matter scope and in all other respects and are necessary to protect Buyer’s legitimate business interests, including its interest in the stock and goodwill of FCL, should any court determine that any such covenant or agreement, or any part thereof, is invalid or unenforceable:

(A) the remainder of such covenants and agreements shall not thereby be affected and shall be given full effect without regard to the invalid portions; and

(B) such court shall have the power to reduce the scope of such provision to the extent necessary to make such provision enforceable and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by law.

(h)  Notwithstanding the foregoing, at all times during the Stock Sale Restricted Period, Buyer agrees that Deligdish shall be permitted to engage in the following Permitted Activities: (i) serve as a consultant or advisor for Florida Society of Clinical Oncology, the Association of Value-Based Cancer Care, Oncology Resource Networks, Blue Cross Blue Shield of Florida, or any similar group organization or third party payor, including providing services to such entities in substantially the same manner as Deligdish provides as of the date hereof; or (ii) own, operate or provide medical director services to (A) any laboratory, including Melbourne Medical Laboratory, that is physician-office laboratory, hospital-owned laboratory, or part of a Accountable Care Organization having similar characteristics of ownership and operation, and (B) to provide medical director services to such other laboratories with respect to which Buyer gives its prior written consent, which shall not be unreasonably withheld.  Nothing contained in this Section 9.2(h) shall be construed to relieve Deligdish from the covenants of this Section 9, other than his right to engage in the Permitted Activities.

9.3                   Liability for Legal Expenses.  If either party commences any proceeding, action or litigation against the other party concerning the terms of this Section 9, in addition to any other relief granted, the prevailing party shall be entitled to recover all costs and expenses (including reasonable attorneys’ fees) incurred by the prevailing party in connection with responding to and prosecuting or defending such action.

10. Miscellaneous.

10.1            Public Announcements; Confidentiality.

(a) Prior to and after the Closing Date, no news release or other public announcement pertaining in any way to the transactions contemplated by this Agreement shall be made by either party without the consent of all parties, except as required by law or judicial or regulatory process.

(b) Without the prior written consent of Buyer, the Shareholders shall not, and shall use their commercially reasonable efforts to cause their managers, stockholders, directors, officers, employees and representatives not to, directly or indirectly, disclose to any person (other than attorneys, accountants, or other advisors engaged in connection with the acquisition who need to know such information and who are instructed as to the confidentiality of these matters) the fact that this Agreement has been entered into or any of the terms, conditions or other facts with respect to this Agreement, of the status hereof, or preparations for the acquisition of the Purchased Stock, the Business, or of any discussions among the parties, unless otherwise required by law or judicial or regulatory process.

(c) Seller acknowledges that they are aware, and will advise any managers, directors, officers, employees and representatives who are informed of any of the matters which are the subject of this Agreement that United States and state securities laws prohibit any person who has received from an issuer (such as Buyer) material, non-public information of the type which is the subject of this Agreement from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person will purchase or sell such securities.  Violations of this prohibition may result in criminal and civil sanctions.

10.2            Knowledge.  As used in this Agreement, “the knowledge of Seller” shall mean the actual knowledge and the imputed knowledge of Shareholders and FCL’s Chief Financial Officer (Mr. Lynn Mallak), and “the knowledge of Buyer” shall mean the actual knowledge and the imputed knowledge of those managerial employees of Buyer who devoted substantive attention to those matters that are the subject of the representation and warranty in which such knowledge qualification appears.  The term “imputed knowledge” means knowledge which reasonable inquiry in response to the applicable circumstances would have revealed.

10.3            Indemnification.

(a)         Shareholders shall jointly and severally indemnify and hold FCL, Buyer and their directors, officers, employees, consultants, accountants and attorneys harmless against and in respect of:

(i) all Closing Deductions, irrespective of the Indemnity Limit and/or Deduction Threshold;

(ii) any actual Damages (as defined below) directly or indirectly incurred or sustained by FCL or Buyer as a result of any breach by Seller of their respective covenants contained herein;

(iii) any actual Damages directly or indirectly incurred or sustained by FCL or Buyer as a result of any breach by Seller of their respective representations and warranties set forth in Section 3.1;

(iv) liabilities for taxes of FCL and its affiliates arising at any time with respect to tax periods ending prior to the Closing Date or the pre-Closing portion of any tax period in which the Closing Date occurs;

(v)  liability of FCL arising out of or related to the Excluded Company Assets;

(vi)  any indebtedness of FCL created before the Closing Date for money borrowed from a bank or similar financial institution, with the exception of debt secured by liens on (I) motor vehicles owned by FCL and (II) laboratory diagnostic and/or operating equipment owned or leased by FCL, irrespective of the Indemnity Limit and/or Deduction Threshold;

(vii)  product liability and professional liability in respect of any product FCL furnishes or ships and any service FCL provides before the Closing, including, without limitation, any liability for claims made for injury to a person, damage to property or damage arising from, caused by or arising out of the furnishing of such products or the providing of such services;

(viii)  any liability for compliance with any applicable laws, regulations, ordinances or requirements of any governmental entity to the extent such liability results from activities or omissions of FCL prior to the Closing Date;

(ix)  FCL’s failure to comply with federal and state environmental laws, rules and regulations, including but not limited to laws, rules and regulations relating to medical waste, to the extent such liability results from activities or omissions of FCL prior to the Closing Date;

(x) the amount by which cash collections (without litigation and without collection efforts other than those that are commercially reasonable and consistent with past practice) respecting Accounts Receivable outstanding as of the Closing Date which have been received by FCL within Twelve (12) months after the Closing Date, falls short of $1,008,161; and

(xi) except as otherwise provided in this Agreement, any liabilities or obligations of FCL arising during or related to periods before the Closing Date in connection with payroll obligations and liabilities, accruals and commitments for bonuses, sick pay and vacation pay (other than sick time or vacation time used by FCL employees between the date of this agreement and the end of the 2012 calendar year), contracts or agreements with FCL employees; including but not limited to health plans, pension plans, profit-sharing plans, 401(k),  IRA’s, or similar plans for periods prior to the Closing Date, including but not limited to the amount(s) required to fully fund all such plans as of the Closing Date; pre-closing liabilities under any contracts or agreements with FCL officers or directors; in each case irrespective of the Indemnity Limit and/or Deduction Threshold.

provided that any claim for indemnification under this paragraph (a) must be made in writing, with reasonable specificity as to the nature of the breach and the facts giving rise thereto, to Shareholders by FCL or Buyer by the end of said twenty-four (24) month indemnification period; or if based on a third party claim received prior to the end of such period, not later than thirty (30) days after the expiration of said period.

(b) For purposes of this Section 10.3, “Damages” shall mean any and all claims, losses, liabilities, damages, deficiencies, costs and expenses (including without limitation as a result of the defense, settlement or compromise of any claim), including, without limitation, reasonable attorneys’, accountants’ and expert witness fees incurred in defense of any third party claim regardless of whether entitlement to relief is established, costs and expenses of investigation, and costs and expenses incurred by an indemnified party in connection with any action, suit, proceeding, investigation, demand, assessment or judgment incident to any of the matters indemnified against in this Section 10.3 or to enforce an indemnified party’s rights under this Section 10.3, but shall not include any consequential, punitive or special damages.

(c)          Buyer shall indemnify and hold Shareholders and their affiliates harmless against and in respect of

(i) all obligations and liabilities of Buyer, whether accrued, absolute, fixed, contingent or otherwise, pursuant to this Agreement, including the liabilities of FCL for which the Shareholders are not required to indemnify Buyer pursuant to Section 10.3(a);

(ii) any actual Damages incurred or sustained by Shareholders as a result of any breach by Buyer of its covenants contained herein;

(iii) any actual Damages incurred or sustained by Shareholders arising from the operations of the Business after the Closing Date;

(iv) any Damages resulting from, caused by or arising out of any employee benefit plan, policy, program or arrangement established, adopted or made applicable to the Transitioned Employees effective after the Effective Time; and

(v) any actual Damages incurred or sustained by Shareholders as a result of any breach by Buyer of its representations and warranties contained in Section 3.3.

(d) Promptly after receipt by a party indemnified under this Section 10.3 of notice of any claim or the commencement of any action or proceeding, the indemnified party shall notify the indemnifying party in writing of the claim or the commencement of that action or proceeding, provided that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to the indemnified party unless the indemnifying party is materially prejudiced in its ability to defend such action or proceeding.  If any such claim shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled at its expense to participate therein, and to assume the defense thereof with counsel reasonably satisfactory to the indemnified party, and to settle or compromise any such claim or action; provided, however, that if the indemnified party has elected to be represented by separate counsel pursuant to the proviso to the following sentence or if such settlement or compromise does not include an unconditional release of the indemnified party for any liability arising out of such claim or action, such settlement or compromise shall be effected only with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed.  After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 10.3 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation, provided, however, that the indemnified party shall have the right to employ counsel to represent it if, in the opinion of counsel to the indemnified party, it is advisable for the indemnified party to be represented by separate counsel due to actual or potential conflicts of interest, and in that event the fees and expenses of such separate counsel shall be paid by the indemnifying party; provided, that in no event shall the indemnifying party be responsible for the fees of more than one counsel of the indemnified party.  Buyer and Seller shall each render to the other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim or proceeding.

(e)          The indemnities provided in this Section 10.3 shall survive the Closing and shall be the sole and exclusive remedy of each party against each other party for money damages in connection with the transactions contemplated by this Agreement.

(f)           Each indemnified party shall be obligated in connection with any claim for indemnification under this Section 10.3 to use commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to Damages.

(g) Both the “Indemnity Limit” and “Deduction Threshold” set forth in Section 10.3(h) and Section 10.3(i), respectively, shall be inapplicable to the following Sections of this Agreement: Sections 2.3; 2.4; 2.5(d); 2.6; 3.1(ee); 3.1(hh); 3.1 (jj); 8.6(b); 8.6(c); 8.7; 8.8; 8.9; 10.3(a)(i); 10.3(a)(vi); 10.3(a)(x); and 10.3(a)(xi).

(h)         An indemnified party shall not be entitled to indemnification hereunder unless, and then only to the extent that, the aggregate of such indemnification obligations to the indemnified party equals or exceeds Twenty-Five Thousand Dollars ($25,000) (the “Deduction Threshold”).  By way of illustration only, an environmental claim of $24,999 with no other claims would result in no indemnification, but an environmental claim of $25,000 would result in indemnification of $25,000.

(i) Except as provided in Section 10.3(g) and this Section 10.3(i), Shareholders’ aggregate liability pursuant to this Section 10.3 shall not exceed One Million Dollars ($1,000,000) (“Indemnity Limit”).  Buyer shall be required to first offset claims for which it is entitled to indemnification against the Hold-Back Amount that has not yet been distributed to the Shareholders pursuant to Section 8.6, and only after the Hold-Back Amount is fully distributed and/or otherwise fully depleted shall Shareholders’ have an out-of-pocket indemnity obligation. In connection with those sections of this Agreement to which the Indemnity Limit is inapplicable, Shareholders’ indemnity obligation shall be limited to the Purchase Price, and such indemnity obligations shall not factor into the calculation of the Indemnity Limit; provided that in no event shall the Shareholders indemnity obligations hereunder exceed the Purchase Price.

(j) The amount of any damages to which an indemnified party is entitled hereunder shall be calculated after giving effect to any amounts, including insurance proceeds, recovered by the indemnified party.

10.4            Notices.  Except as otherwise set forth in this Agreement, all notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, or sent by certified mail, postage prepaid, return receipt requested, or overnight mail (Express Mail, Federal Express, or UPS); or if sent by facsimile or e-mail and simultaneously mailed by certified mail, postage prepaid, return receipt requested, as follows:

(a)         If to Deligdish:

Craig K. Deligdish, M.D.

815 Sanderling Drive

Indialantic, FL  32903

Facsimile: (321) 728-0226

E-Mail:  deligdish@msn.com

with a copy to:

David C. Lowance, Jr., Esq.

Alston & Bird LLP

1201 W. Peachtree Street, NE

Atlanta, Georgia 30309-3424

Facsimile: (404) 253-8288

E-Mail: david.lowance@alston.com

(b)         If to Sargent:

Gregg Andrew Sargent

1043 Mandarin Drive, NE,

Palm Bay, FL  32905

Facsimile: : (321) 722-0346;

E-Mail:  roesargent@cfl.rr.com

with a copy to:

David C. Lowance, Jr., Esq.

Alston & Bird LLP

1201 W. Peachtree Street, NE

Atlanta, Georgia 30309-3424

Facsimile: (404) 253-8288

E-Mail: david.lowance@alston.com

(c) if to Buyer:

Bio-Reference Laboratories, Inc.

481B Edward H. Ross Drive

Elmwood Park, New Jersey 07407

Attention:  Sam Singer, Chief Financial Officer

Facsimile:  (201) 791-1941

E-Mail: SSinger@Bioreference.com

with a copy to:

Lessler & Lessler

540 Old Bridge Turnpike

South River, New Jersey 08882-1050

Attention:  Arthur L. Lessler, Esq.

Facsimile:  (732) 254-7630

E-Mail: Lessler@Compuserve.com

or to such other address as either party shall have specified by notice in writing to the other party.  All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or receipt of certified or overnight mail; or if sent by e-mail or facsimile and simultaneous certified mail, return receipt requested, on the date of sending by e-mail or facsimile.

10.5            Electronic and Facsimile Signatures.  Any signature page delivered electronically or by facsimile (including without limitation transmission by .pdf or other fixed image form) shall be binding to the same extent as an original signature page.

10.6            Entire Agreement.  This Agreement (including the exhibits and schedules hereto) and the Non-Disclosure Agreement by and between Buyer and Seller dated June 13, 2012, constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.  This Agreement supersedes all inconsistent provisions of the Non-Disclosure Agreement.

10.7            Binding Effect; Benefit.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.  Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.8            Assignability.  This Agreement shall not be assignable by Seller without the prior written consent of Buyer or by Buyer without the prior written consent of Seller; except that Buyer may assign this Agreement (i) to an affiliate or (ii) in conjunction with a sale of all of the Purchased Stock.  In the event of such an assignment, Buyer shall remain responsible for performance of this Agreement by the assignee.

10.9            Amendment; Waiver.  This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto.  No waiver by any party of any of the provisions hereof shall be effective unless in writing and executed by the party so waiving.  Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute (i) a waiver by the party taking such action, or (ii) compliance by another party with any representations, warranties, covenants, or agreements contained herein, or in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing.  The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.  Inaction by a party shall not be deemed to constitute a waiver.

10.10                 Section Headings; Table of Contents.  The section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

10.11                 Severability.  If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, then all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

10.12                 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

10.13                 Applicable Law; Place of Litigation This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey without regard to its conflict or choice of laws principles.

10.14                 Stock Transfer Fees and Taxes.  Shareholders shall pay all fees and taxes resulting from transfer of the Purchased Stock.

10.15 Payment of Obligations of FCL.  At the Closing, Buyer shall pay all obligations of FCL then known to Buyer and shall deduct (except as otherwise specifically provided by this Agreement) the cost thereof from the Closing Date Cash Purchase Price, in each case as shown on the Estimated Closing Statement.

10.16                 Further Assurances.  Each party covenants that at any time, and from time to time, after the Closing, he or it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement, including any actions necessary for FCL to legally operate the Business after the Closing (including obtaining necessary third party consents not obtained prior to Closing).

[Signatures on the Following Page]

Signature Page

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

BIO-REFERENCE LABORATORIES, INC.

By:	/s/ Charles T. Todd, Jr.	Date:	12/31/12
Charles T. Todd, Jr.
Senior Vice President

Witness as to signature of Charles T. Todd, Jr.:		Vaughn Klug
Name:

FLORIDA CLINICAL LABORATORY, INC

By:	/s/ Craig K. Deligdish	Date:	12/31/12
Craig K. Deligdish
President

/s/ Craig K. Deligdish		Date:	12/31/12
Craig K. Deligdish, Individually

/s/ Gregg Andrew Sargent		Date:	12/31/12
Gregg Andrew Sargent, Individually

Witness as to signatures of Shareholders Deligdish and Sargent:		Vaughn Klug
Name:

List of Schedules

2.1	Reviewed Financial Statements
3.1(e)	Governmental Approvals or Notices Required by Seller
3.1(f)	Properties as to which Seller Does Not Have Title; Liens and Encumbrances
3.1(f)(i)	Security deposits and Laboratory Testing and Operating Equipment
3.1(f)(iv)	Excluded Contracts
3.1.(f)(viii)	Excluded computer source codes, programs and other software
3.1(f)(xiv)	Contracts to be Transferred to Shareholders
3.1.(f)(xv)	Other Excluded Assets
3.1(g)	Legal Proceedings
3.1(j)	Material Adverse Changes from Preliminary Financial Statements
3.1(k)	Defects in Company Assets
3.1(m)	Business Employees and Their Compensation
3.1(m)(i)	Employment Agreements Which May Remain in Effect
3.1(n)	Material Contracts
“	(i)(A) Written Employment Contracts with Business Employees
“	(i)(B) Oral Employment Contracts with Business Employees that are not terminable at will
“	(ii) Covenants not to compete or other covenants that restrict Seller
“	(iii) Contracts to lease real or personal property
“	(iv) Contract under which Seller licenses to or from any third party any Intellectual Property Rights (other than pre-packaged or “off the shelf” software)
“	(v) Product distribution and sales representative Contracts
“

(vi)           Other Contracts to which Seller is a party or by or to which any of the Company Assets are bound or subject to, which has future liability in excess of $25,000 per annum and is not terminable by Seller by notice of sixty (60) calendar days or less.

3.1(o)	Employee Benefit Plans
3.1(p)	Product and Services Liability
3.1(q)	Product and Service Claims and Losses
3.1(u)(iv)	Material Damage to Leased Facilities
3.1(y)	Significant Tangible Personal Property
3.1(z)	Customers (Excel spreadsheet to be provided)
3.1(aa)	Terminated Customer Accounts
3.1(cc)	Motor Vehicles
3.1(ee)	Accounts Payable
3.1(hh)	Cash Expenditures Outside Ordinary Course of Business
5.1(b)	Third Party and Governmental Consents
5.4(p)	Closing Deductions
6.1(a)	Business Employees Whom Buyer Intends to Continue Employment With FCL (“Transitioned Employees”)

List of Exhibits

2.1	Reviewed Preliminary Financial Statements
3.1(u)(ii)(A)	Hibiscus Professional Center Lease
3.1(u)(ii)(B)	AMJ, LLC Lease
3.1(u)(ii)(C)	Bayfront Development Company, LLC Lease with First Amendment
3.1(u)(ii)(D)	1320 Associates, LLP Lease Amendment
3.1(u)(ii)(E)	Auld & White Properties, Inc. Lease Amendment
3.1(u)(ii)(F)	Galencare, Inc. Lease Amendment
5.4(a)	Stock Power
5.4(d)	Mutual Release between Shareholders and FCL
5.4(g)	Craig K. Deligdish Consulting Agreement
5.4(i)	Gregg Andrew Sargent Employment Agreement
5.4(j)	Opinion of Seller’s Counsel
5.4(k)	Letter to vendors requiring notice of change of control
5.4(m)	Bill of Sale transferring Excluded Company Assets to Shareholders
5.4(o)	Compliance Certificate
5.4(p)	Indebtedness to be Paid by Shareholders at the Closing